SECURIT 11018481 ION

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SEC FILE NUMBER
8- 68365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2021 Sundew Dr.
(No. and Street)

Troy (City) MI (State) 48098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J Goggins 248 641 9715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

26200 American Drive, Suite 400 (Address) Southfield (City) MI (State) 48034 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/18

OATH OR AFFIRMATION

I, MICHAEL J. GOGGINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMA SECURITIES LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT P. LALICKI
NOTARY PUBLIC - STATE OF MICHIGAN
OAKLAND COUNTY
My Commission Expires August 25, 2014
Acting in the County of Oakland

Notary Public

Signature

Managing Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2010

IMA SECURITIES, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
IMA Securities, LLC

We have audited the accompanying statement of financial condition of IMA Securities, LLC (a Michigan limited liability company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of IMA Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Southfield, Michigan
February 28, 2011

IMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 6,609
Total assets	$ 6,609
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 1,362
Total liabilities	1,362
MEMBER'S EQUITY	
Contributed capital	17,936
Accumulated losses	(12,689)
Total member's equity	5,247
Total liabilities and member's equity	$ 6,609

See notes to statement of financial condition.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain accounting policies followed in the preparation of this statement of financial condition. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of this statement of financial condition.

Company Operations

IMA Securities, LLC (the "Company") was organized in the State of Michigan, as a single member LLC with its main office located in Troy Michigan. The Company does not have any branch offices. The Company is registered in the states of California, Florida and Michigan to sell mutual funds, annuities and life insurance.

Basis of Accounting

The Company uses the accrual basis of accounting.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a limited liability company (LLC), which is generally not a taxpaying entity for federal Income tax purposes. Income from the Company is taxed to the sole member on its individual income tax return.

Effective January 1, 2009 the Company adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At December 31, 2010, there were no uncertain tax positions that require accrual.

No federal tax returns are currently under examination by the Internal Revenue Service ("IRS").

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, annuities and life insurance products.

Commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 the Uniform Net Capital Rule. The Company computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, defined as the greater of 2% of aggregate debit balances arising from client transactions or minimum dollar requirement which is based on the type of business conducted by the Company at December 31, 2010. The 2% of aggregate debit balances was lesser than the minimum dollar requirement for the Company of $5,000 at December 31, 2010. Under the alternative method the Company may not repay subordinated borrowings, pay cash dividends or make any unsecured advances or loans to related parties if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

NOTE 3 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2010 through February 28, 2011, the date the statement of financial condition was available to be issued.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Members
IMA Securities, LLC

In planning and performing our audit of the statement of financial condition of IMA Securities, LLC (the "Company") as of December 31 2010, (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on that statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting internal control as basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5g1 under the Securities and Exchange Commission ("SEC"), we have identified the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of minimum net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member Because of inherent limitations in internal control and the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Members
IMA Securities, LLC
Page Two

A deficiency in internal control exists when the design of operation of control does not allow management or employees in the normal course of performing their assigned functions to prevent or detect and correct misstatements on timely basis. A significant deficiency is deficiency or combination of deficiencies in internal control that is less severe than material weakness yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or combination of deficiencies in internal control such that there is reasonable possibility that material misstatement of the entity's financial statements will not be prevented or detected and corrected on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors management, the SEC, Financial Industry Regulatory Authority Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

UHY LLP
Southfield, Michigan
February 28, 2011

IMA Securities LLC
Profit & Loss
January through December 2010

	Jan - Dec 10
Ordinary Income/Expense	
Income	
Commission Income	13,085.52
Interest Income	7.02
Total Income	13,092.54
Expense	
Advertising and Promotion	25.00
Business Licenses and Permits	1,593.00
Computer and Internet Expenses	760.40
Dues and Subscriptions	1,757.44
Insurance Expense	268.00
Interest Expense	-1.00
Meals and Entertainment	2,558.08
Office Supplies	2,121.23
Payroll Expenses	2,419.45
Payroll tax expense	745.03
Postage and Delivery	169.37
Printing and Reproduction	312.29
Professional Fees	2,431.95
Telephone Expense	2,395.46
Travel Expense	1,988.17
Wages	277.05
Total Expense	19,820.92
Net Ordinary Income	-6,728.38
Net Income	**-6,728.38**

IMA Securities LLC
Statement of Net Capital
As of 12/31/2010

Non Allowable Assets		
	Furniture & Fixtures (net depr)	$0.00
	Prepaid Expenses	$0.00
	Organizational Costs	$0.00
	Total	**$0.00**
Aggregate Indebteness		
	Accounts Payable	$0.00
	Commissions Payable	$0.00
	Total	**$0.00**
Statement of Net Capital		
	Total Assets	$6,609.00
	Total Liabilities	$1,362.00
	Total Equity	$5,247.00
	Tentative Net Capital	$5,247.00
	Less Non- Allowable Assets	$0.00
	Net Capital Before Haircuts	$5,247.00
	Haircut on Securities	$0.00
	Net Capital	**$5,247.00**
	Required Net Capital	-$5,000.00
	Excess Net Capital	$247.00
	Aggregate Indebtedness	$1,362.00
	AI/NC	24.50%